

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

July 5, 2018

Thomas B. Okray
Chief Financial Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Illinois 60045

>   **Re: W.W. Grainger Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 26, 2018**
>   **File No. 1-5684**

Dear Mr. Okray:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products